Leap Therapeutics, Inc.

47 Thorndike Street

Suite B1-1

Cambridge, MA 02141

T: 617-341-7700

F: 617-341-7701

www.leaptx.com

October 14, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason L. Drory

Re:	Leap Therapeutics, Inc. Registration Statement on Form S-3 Filed September 14, 2020, as amended File No. 333-248797

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Leap Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-248797) (the “Registration Statement”), so that the Registration Statement may become effective at 4:00 p.m. (Washington, D.C. time) on October 16, 2020, or as soon as practicable thereafter.

LEAP THERAPEUTICS, INC.

By:	/s/ Douglas E. Onsi
Name:	Douglas E. Onsi
Title:	Chief Executive Officer and President